

November 20, 2012

Via E-mail
Mr. Sachin Adarkar, Esq.
Secretary
Prosper Funding LLC
111 Sutter Street, 22nd Floor
San Francisco, CA 94104

> **Re:** **Prosper Funding LLC**
> **Prosper Marketplace, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 31, 2012**
> **File No. 333-179941**

Dear Mr. Adarkar

We have reviewed your amended registration statement along with your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

PMI Management Contract, page 3

2. We note your response to our former comment 3; please clarify in your disclosure that the investment contract is between PMI and the investor in the Note, rather than between PMI and Prosper Funding.

Loan Servicing and Collection, page 69

3. While we note your revision on page 69 of the prospectus to the range of the fees charged by the retained collection agencies from 17% to 40% of the amount recovered, we also note that such revision has not been made elsewhere, such as in the table on page 70 of the prospectus. Please revise the prospectus so that the change is made throughout the registration statement.

4. Additionally, we note your revised disclosure in response to prior comment 7 on page 16 of the prospectus. Please also revise on page 69 to provide similar disclosure. In addition, provide the percentage of loans that have been charged off with no recovery that have been referred to a collection agency.

Termination and Replacement of Servicer, page 86

5. We note your response to prior comment 24. Please confirm that after you enter into the back-up servicing agreement that you will file it on EDGAR under Form 8-K.

Relationship with PMI, page106

6. We note your response to our former comment 25; please provide the staff with a copy of the opinion addressing bankruptcy issues as soon as possible.

Exhibits

7. Several exhibits do not appear to be dated or executed. Please file final agreements and include all missing exhibits and schedules to such agreements. If you have previously filed an exhibit to an agreement, please cross-reference where it can be located if you choose to omit it.

Tax Opinion, Exhibit 8.1

8. We note that you have filed a dated tax opinion that is unsigned. Please refile an executed opinion before requesting effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Keir Gumbs, Esq.
Covington & Burling LLP